UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IGNYTA, INC.

(Name of Subject Company)

ABINGDON ACQUISITION CORP.

A wholly owned subsidiary of

ROCHE HOLDINGS, INC.

(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

451731103

(Cusip Number of Class of Securities)

Bruce Resnick

Roche Holdings, Inc.

1 DNA, MS #24,

South San Francisco, CA 94080

Telephone: (650) 225-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Sharon R. Flanagan

Jennifer F. Fitchen

Sidley Austin LLP

555 California Street

San Francisco, California 94104

Telephone: (415) 772-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment No. 3 (“Amendment No. 3”) to the Tender Offer Statement on Schedule TO (as previously amended, together with any subsequent amendments thereto and together with the exhibits thereto, the “Schedule TO”) amends and supplements the statement originally filed on January 10, 2018 by Roche Holdings, Inc., a Delaware corporation (“Parent”), and Abingdon Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (the “Purchaser”). This Amendment No. 3 and the Schedule TO relate to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Ignyta, Inc., a Delaware corporation, at a purchase price of $27.00 per Share, net to the seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 10, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with any amendments or supplements thereto from time to time, constitutes the “Offer”). The expiration date of the Offer was at 12:00 midnight, Eastern Time, at the end of the day on Wednesday, February 7, 2018.

Capitalized terms used, but not otherwise defined, in this Amendment No. 3 shall have the meanings ascribed to them in the Offer to Purchase. Except as set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3.

Items 1 through 9, and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The following is hereby added as a new section at the end of the Offer to Purchase:

“19. Expiration of the Offer

The Offer and withdrawal rights expired at 12:00 midnight, Eastern Time, at the end of the day on February 7, 2018 (the “Expiration Date”). Citibank, N.A. (the “Depositary”) has advised that, as of 12:00 midnight, Eastern Time, at the end of the day on February 7, 2018, 57,372,887 Shares had been validly tendered (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) and not properly withdrawn pursuant to the Offer, representing approximately 84.71% of the Shares outstanding at the time of the expiration of the Offer. In addition, Notices of Guaranteed Delivery had been delivered for 3,453,623 Shares, representing approximately 5.10% of the Shares outstanding at the time of the expiration of the Offer. The number of Shares validly tendered (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition.

All conditions to the Offer having been satisfied or waived, on February 8, 2018, Purchaser accepted for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Date, and payment of the Offer Price for such Shares will be made promptly.

Following expiration of the Offer and acceptance for payment of the Shares, Parent completed its acquisition of Ignyta by consummating the Merger pursuant to the terms of the Merger Agreement and without a meeting of stockholders of Ignyta in accordance with Section 251(h) of the DGCL. At the Effective Time, Purchaser was merged with and into Ignyta, with Ignyta continuing as the Surviving Corporation and a wholly owned subsidiary of Parent, and each Share that was issued and outstanding immediately prior to the Effective Time (other than Shares held by Ignyta or any of its subsidiaries, Parent, Purchaser, any other subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) was cancelled and converted into the right to receive an amount in cash equal to the Offer Price, net to the seller in cash, without interest and less any required withholding taxes. The Shares will no longer be listed on the NASDAQ Capital Market.

On February 8, 2018, the Company and Roche Holding Ltd, the ultimate parent company of Parent, issued a joint media release relating to the expiration of the Offer and the anticipated consummation of the Merger. The joint media release is attached as Exhibit (a)(5)(vii) hereto, and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(5)(vii)	Joint Media Release issued by Roche and Ignyta, Inc. on February 8, 2018.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 8, 2018

ABINGDON ACQUISITION CORP.

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	Vice President

ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	Vice President

EXHIBIT INDEX

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of January 10, 2018.

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement as published in the Wall Street Journal on January 10, 2018.

(a)(5)(i)	Joint Media Release issued by Roche and Ignyta on December 22, 2017 (incorporated by reference to Exhibit 99.1 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on December 22, 2017).

(a)(5)(ii)	Key Messages and Q&A dated December 22, 2017 (incorporated by reference to Exhibit 99.2 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on December 22, 2017).

(a)(5)(iii)	Press Release issued by Roche Holdings, Inc. dated January 10, 2018.

(a)(5)(iv)	Plaintiff’s original complaint filed by Wemberly Ventures, LLC, on behalf of itself and all others similarly situated, on January 12, 2018, in the United States District Court, Southern District of California.

(a)(5)(v)	Plaintiff’s original complaint filed by Anthony Franchi, on behalf of himself and all others similarly situated, on January 19, 2018, in the United States District Court, Southern District of California.

(a)(5)(vi)	Plaintiff’s original complaint filed by Edilberto Diaz, on behalf of himself and all others similarly situated, on January 22, 2018, in the United States District Court, Southern District of California.

(a)(5)(vii)*	Joint Media Release issued by Roche and Ignyta, Inc. on February 8, 2018.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of December 21, 2017, among Ignyta, Inc., Roche Holdings, Inc. and Abingdon Acquisition Corp. (incorporated by reference to Exhibit 2.1 of the Ignyta, Inc. Current Report on Form 8-K (File No. 001-36344) filed with the Commission on December 22, 2017).

(d)(2)	Tender and Support Agreement, dated as of December 21, 2017, by and among Roche Holdings, Inc., Abingdon Acquisition Corp. and certain stockholders of Ignyta, Inc. (incorporated by reference to exhibit 99.1 of the Ignyta, Inc. Current Report on Form 8-K (File No. 001-36344) filed with the Commission on December 22, 2017).

(d)(3)	Confidentiality Agreement, dated as of November 28, 2017, between Roche Holdings, Inc. and Ignyta, Inc.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.